

Mail Stop 3030

October 27, 2016

Via E-mail
Xiaofeng Peng
Chairman and Chief Executive Officer
SPI Energy Co., Ltd.
7F/A Block, 1st Building, Jinqi Plaza
No. 2145 Jinshajiang Road, Putuo District
Shanghai, P.R. China

Re: SPI Energy Co., Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed May 17, 2016
File No. 001-37678

Dear Mr. Peng:

We have reviewed your October 14, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2016 letter.

Form 20-F for Fiscal Year Ended December 31, 2015

Item 18. Financial Statements

Note 22 – Stockholders' Equity

(c) Statutory reserve, page F-43

1.   We note your response to comment 5. As previously requested, please provide us with your calculation of restricted net assets as of December 31, 2015 and 2014, as calculated under Rules 4-08(e)(3) and 5-04 of Regulation S-X. Additionally, explain to us the significant components of the change in your restricted net assets as of December 31, 2015. In this regard, we note that your calculation of restricted net assets as of December

Xiaofeng Peng
SPI Energy Co., Ltd.
October 27, 2016
Page 2

31, 2015 decreased from $121.3 million as disclosed in your Form 20-F to $47.0 million as disclosed in your response dated August 12, 2016.

<u>Note 29 – Segment information, page F-52</u>

2.   We note from your response to comment 8 that for purposes of allocating resources and assessing performance your CODM reviews operating data for each of your individual projects. In light of your representation, please explain to us why you believe that these individual projects are not operating segments based on the criteria outlined in ASC 280-10-50-1.

You may contact Eric Atallah at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Timothy Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery

cc: Jamie Zhang
        General Counsel